July 22, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”)
Amendment No. 10 to Offering Statement on Form 1-A
Filed June 7, 2024 Correspondence filed July 12, 2024
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated July 19, 2024, regarding the above captioned matter.

General

1.

We note that this risk factor references the “concept of tokenizing fractionalized shares of real estate properties [emphasis added]” in the context of discussing your competitors. With a view towards revised disclosure, please tell us why your business model is comparable to that of companies that offer tokenized real estate properties for investment.

In response to the Staff's comment, the Company has revised the disclosure under the section "Risks Related to Competition" and "Risks Related to Blockchain" in the Amendment.

2.

We note your revisions in response to prior comment 1 and believe that further revisions are necessary.

We continue to note that your website includes blog posts describing the Tirios platform, the Tokens and their functionalities that appear inconsistent with your offering statement disclosure and previous representations to the Staff for the reasons noted in our prior comment. Therefore, we reissue the substance of our comment with respect thereto.

Please revise your website to remove and/or reconcile statements therein for consistency with your offering statement or advise otherwise. Please be advised that based upon your response and revisions, we may have further comments and may need to reconsider your disclosures in response to our prior comments, as previously noted.

The Company respectfully acknowledges the Staff's comment and has made the respective changes for all the blog posts on the website that could appear inconsistent with the Offering Statement.

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3.	We note certain statements in your offering statement that state or imply that your business model involves the tokenization of real estate assets. As examples only, we note the following:

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The risk factor on page 18 titled “The regulatory regime governing blockchain technologies, tokens, and token offerings…” references your business plan, which “involves raising capital via tokenizing the underlying properties and offering to investors” (emphasis added).

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Under the subsection “Hyperledger Fabric Blockchain” on page 28, you state that the smart contract you use, as an extension of ERC-721, is “able of [sic] minting new property tokens i.e. create tokens for a newly acquired assets, can calculate and allocate income based on ownership dates, effectively creating a digital courtesy copy of the holdings and transactions for Series Interests” (emphasis added).

It is unclear how these statements are consistent with your disclosures at pages 27 - 28 and elsewhere that the smart contract used to create each Token does not grant any additional legal rights, economic rights or otherwise to the Series Interests Member and that each Token constitutes a digital courtesy copy of the Series Interests represented thereby. Please revise these and similar statements throughout your offering statement to clarify or reconcile your disclosure, as appropriate.

The Company respectfully acknowledges the Staff's comment and has revised the respective disclosures throughout the Offering Statement, including the section "The regulatory regime governing blockchain technologies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the Company's business plan" and subsection "Hyperledger Fabric Blockchain."

We appreciate your timely response and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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